SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

                                                Commission File Number 1-8009
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(Check One):      [ ]   Form 10-K      [ ]   Form 11-K
                  [ ]   Form 20-F      [X]   Form 10-Q     [ ]   Form N-SAR

For Period Ended:    September 30, 2001

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:            Not Applicable
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Read Attached Instruction Sheet before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify
the item(s) to which the notification relates:       Not Applicable
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                                   PART I
                           REGISTRANT INFORMATION

Full name of registrant:    ROHN Industries, Inc.
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Former name if applicable:  UNR Industries, Inc.
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Address of principal executive office (Street and number): 6718 West Plank Rd.
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City, State and Zip Code:   Peoria, Illinois  61604
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                                  PART II
                           RULE 12b-25(b) AND (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)  The subject annual report, semi-annual report,
               transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

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                                  PART III
                                 NARRATIVE

          State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period:

          ROHN Industries, Inc. (the "Company") is currently in default under its Credit Agreement, dated as of March 8, 2001 (the "Credit Agreement"), among the Company, certain of its subsidiaries, as borrowers (collectively with the Company, the "Borrowers"), the guarantors party thereto (the "Guarantors"), various financial institutions party thereto, as lenders (the "Lenders"), LaSalle Bank National Association, as Administrative Agent and Joint Lead Arranger (the "Administrative Agent"), and National City Bank, as Syndication Agent and Joint Lead Arranger (the "Syndication Agent"). The default is a result of a breach by the Company and the other Borrowers of a financial covenant for the fiscal quarter ended September 30, 2001. The Company, the other Borrowers, the Guarantors, the Administrative Agent, the Syndication Agent and certain other Lenders entered into a Forbearance Agreement, dated as of October 24, 2001, pursuant to which, among other things, the Lenders agreed to forbear from exercising any of their rights or remedies as a result of such default until at least November 19, 2001.

          The Company is currently in the process of negotiating certain amendments to the Credit Agreement. Although the Company had hoped such negotiations could be concluded on or before November 14, 2001, that was not possible. The outcome of these negotiations may effect the Company's unaudited consolidated financial statements for the fiscal quarter ended September 30, 2001. Consequently, the Company is unable to timely file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001 (the Form 10-Q"). Rule 12b-25 provides a five day extension (through September 19, 2001) for the filing of the Form 10-Q. There can be no assurance that the Company will be able to reach agreement with the Lenders under the Credit Agreement regarding amendments to the Agreement.


                                  PART IV
                             OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification:


                Brian B. Pemberton                   (309) 633-2690
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                     (Name)                 (Area code and Telephone Number)

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                      [X]  Yes    [  ]  No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [X]  Yes    [  ]  No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          Revenues, operating income and net income amounts were significantly lower for the three months ended September 30, 2001 as compared with the comparable period in the prior year. Specifically, revenues declined 21.0% from period to period, from $67.6 million for the three months ended September 30, 2000 to $53.4 million for the comparable period in 2001. Operating income declined 68.4%, from period to period, from $9.2 million for the three months ended September 30, 2000 to $2.9 million for the comparable period in 2001. Net income declined 86.3% from period to period, from $8.4 million for the three months ended September 30, 2000 to $1.1 million for the comparable period in 2001. The decrease in revenues was primarily due to a decrease in sales in the Company's tower structures segment. The decreases in operating income and net income were due to decreased revenues, combined with lower margins due to lower average sales prices and lower production rates, which effectively absorb less fixed costs.

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                           ROHN Industries, Inc.
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                (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:


Date:  November 14, 2001                    By:  /s/ Brian B. Pemberton
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                                               Name:   Brian B. Pemberton
                                               Title:  President and
                                                       Chief Executive Officer